FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 13, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated February 13, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date:	February 13, 2008	By:	/s/ Marc Beuls
			Name:	Marc Beuls
			Title:	President and Chief Executive Officer

By:	/s/ David Sach
	Name:	David Sach
	Title:	Chief Financial Officer

Item 1
MILLICOM INTERNATIONAL CELLULAR S.A.
FOR IMMEDIATE RELEASE
February 13, 2008

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED DECEMBER 31, 2007

New York and Stockholm – February 13, 2008– Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter and year ended December 31, 2007.

•	Subscriber increase at end of Q4 of 56% versus Q4 06, bringing total subscribers to 23m*
•	41% increase in revenues for Q4 to $768m (Q4 06: $544m) *
•	34% increase in EBITDA for Q4 to $307m (Q4 06: $229m) *
•	Profit before tax for Q4 of $107m (Q4 06: $99m) *
•	Net Profit for Q4 of $113m (Q4 06: $50m, including discontinued operations)
•	Basic earnings per common share for Q4 of $1.11 (Q4 06: $0.50)

•	67% increase in revenues for the full year to $2,631m (2006: $1,576m) *
•	55% increase in EBITDA for the full year to $1,114m (2006: $717m) *
•	Profit before tax for the full year of $539m (2006: $354m) *
•	Net Profit for the full year, including discontinued operations, of $697m (2006: $169m)
•	Basic Earnings per common share of $6.90 for the year to Dec 2007 (2006: $1.68)
•	Special dividend of $2.40 per share recommended by the Board
* Excludes discontinued operations

Chief Executive Officer’s Review

Marc Beuls, CEO of Millicom commented; “The strong growth recorded in the fourth quarter of 2007 demonstrates the gathering momentum within the businesses, with Millicom reporting a record intake of 3.4m new subscribers in the seasonally strong fourth quarter.  For the full year, there was a total of 8.4m subscribers added in 2007, up by 56% year on year.  We saw the opportunity in 2007 to increase our rate of investment, as the markets in which we operate continue to grow at a fast pace.  Total capex was over $1bn for the full year compared to $616m in 2006.  We expect to maintain this high level of capex with investment targeted in excess of $1bn in 2008.

“The strongest cluster in terms of subscriber acquisition was Central America which was up 71% in the year with 1.4m new subscribers added in Q4, which was a quarterly record for a cluster.  The African cluster was not far behind with subscriber growth of 66% during 2007 and over one million new subscribers were added in Q4, the first time that this has happened.  This is extremely encouraging for the future as the African markets have the lowest levels of penetration and so the greatest opportunity for growth.  Our financial performance continues to be strong with revenues up by 67% year on year and EBITDA up by 55%.  Excluding the Colombian acquisition, the respective increases in revenue and EBITDA were 47% and 45% for the year.  There was impressive revenue growth of 57% in South America excluding Colombia, 53% in Africa, 44% in Central America and 33% in Asia.

“The African results are particularly exciting as strong growth was experienced across all the major markets.  Today we have over 2m customers in Ghana and saw a 34% sequential growth in subscribers from the third to the fourth quarter.  We have over 1m customers in both Tanzania and Senegal and saw sequential growth during the fourth quarter of 20% and 13% respectively in these two markets.  In all three operations, Tigo benefited from several affordability initiatives made earlier in the year.  Our investments to improve the availability, reliability and reach of the networks in these countries are now enabling us to attract the higher quality customers in these markets which should help drive future growth.  The newer African markets are also now gaining traction: Congo DRC grew by 38% from the third to the fouth quarter to 547k subscribers and the smaller market of Chad grew by 14% sequentially to 323k subscribers.  Sadly, we were asked to shut down our network by the government in Chad on January 31, 2008 because of a rebel attack on the capital city, N’Djamena.  Our people are safe and the network is undamaged.  The situation has improved considerably and our people are in the process of returning to our offices.  We will be resuming operations imminently.  Although revenue in Africa grew by 53% during the full year 2007, the very strong intake of subscribers and the development of the new businesses in Chad and DRC impacted the EBITDA margin, which was down to 31% for the year from 39% in 2006.  We believe that we have seen a low in terms of EBITDA margins in Africa in Q3 and by Q4 there was a slight improvement.  From a bigger base that will enable us to drive economies of scale, we expect to be able to continue gradually to improve the overall EBITDA margin in Africa despite continued aggressive expansion.

“The results from Central America continue to be strong and again reflect the high level of investment in 2007. Tigo continues to build or hold market share.  EBITDA margins in Central America increased slightly to 53% for the year, but in Q4 margins were down slightly to 51% reflecting the record intake in Q4 and the related cost of handset subsidies which were needed to attract additional high value subscribers ahead of the launch of 3G services in 2008.  In Honduras a new fourth licence was awarded during the quarter.  Launches by the third and fourth operators are likely to accelerate penetration growth but also bring about a decline in our very high market share in Honduras, although we expect to maintain our strong number one position.

“In South America all three businesses continue to grow strongly with revenue growth of 152% year on year and, excluding Colombia, this region had an underlying growth rate of 57% in 2007.  As has already been announced, the Colombian regulator cut interconnect rates from 12 UScents to 6 UScents on December 7, 2007.  There has been a short term impact to revenues as Tigo has historically had more incoming than outgoing calls.  Revenues and EBITDA in December were impacted by some $7m and $5m, respectively.  We used this reduction in interconnect costs to reduce our outgoing tariffs, and at the same time, took the opportunity to reduce most other tariffs as well.  Due to the price elasticity that we believe exists in this market, we expect to offset the impact of the interconnect change gradually as we progress throughout 2008. Long term, we believe that the cut in interconnect rates will be beneficial, especially for Tigo as the third operator.  Tigo added 267k subscribers in Q4 in Colombia, an increase of 11%, and continues to see a steady growth in subscriber intake quarter on quarter.  We are on track to reach our market share target of 20% in a few years.

“Asian revenues grew by 33% and EBITDA by 30% in 2007 with a 41% EBITDA margin.  The EBITDA margin in Q4 was impacted by the settlement of a revenue share dispute in Cambodia relating to the international gateway, which had an adverse impact of $2.1m.  The full year and Q4 EBITDA margins would have been 42% and 41% respectively, without this settlement cost.  Sri Lanka continues to grow strongly with EBITDA margins in excess of 50%.

“During the year, Millicom repurchased $90m face value of the 10% Senior Notes as part of an on-going programme to improve balance sheet efficiency by retiring debt at the corporate level and replacing it with debt at the operating companies which helps to reduce the overall effective tax rate.  We have the right to redeem the remaining Notes in December 2008 and have decided to exercise this option at that time.  Due to the planned early redemption, we accrued the bulk of the 5% redemption premium in the fourth quarter, increasing interest expense by $31m.

“After the year end, Millicom forced the conversion of its $200m convertible bond, again removing corporate debt that will be replaced with local operating company debt.  Millicom will save approximately $16m of interest at the corporate level over the next two years by redeeming this debt early.

“Due to the better than expected results of our Colombian operation during the year, and the anticipated strength of this operation going forward, we have been able to record a deferred tax asset in the fourth quarter for the net operating losses assumed as part of this acquisition and the losses incurred since the acquisition date.  The total tax benefit recorded by Colombia Movil in the fourth quarter was $86m.  This has resulted in an effective tax rate for the Group of 16% for the full year in 2007.

“As a result of the one time net cash flow benefit attributable to the Paktel sale, the Board of Directors is recommending a special dividend of $2.40 a share to be paid following ratification at the Annual General Meeting in May 2008.  The Board will consider establishing a recurring dividend in future on the basis of the expected free cash flows, which is EBITDA less interest, taxes and Capex.

“Today Millicom has a very strong balance sheet which will enable the Company to continue to exploit its strong market position in sixteen of the best growth markets in the world.  This financial strength with very low leverage enables us to look at a wide variety of options to generate shareholder value in an uncertain economic climate which may bring opportunities.”

FINANCIAL SUMMARY FOR THE PERIOD TO DECEMBER  31, 2007 AND 2006

SUBSCRIBERS	December 31, 2007	December 31, 2006	change

- Total(i)	23,354,565	14,945,445	56%
- Attributable(ii)	19,853,015	12,840,568	55%

REPORTED NUMBERS US$ ‘000	Q4 2007	Q4 2006	Q on Q change	FY 2007	FY 2006	Y on Y change

Revenues	768,203	543,781	41%	2,630,614	1,576,100	67%
EBITDA(iii)	307,300	229,191	34%	1,113,858	717,148	55%

EBITDA margin	40%	42%		42%	46%
Net Profit for the period/year	112,746	49,895		697,142	168,947

(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)
EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing  costs, general and administrative expenses from revenues and other operating income.

FINANCIAL AND OPERATING SUMMARY

•	Record revenues of $768 million in Q4 2007, up 41% vs Q4 2006

•	Record EBITDA of $307 million in Q4 2007, up 34% vs Q4 2006

•	Investments include capex of $298 million for the fourth quarter and $1,036 million for the full year to December 2007, excluding capex of discontinued operations.

•	Cash and cash equivalents of $1,175 million at end of Q4 2007

•	Cash upstreaming of $600 million in the year to December 2007

•	Net debt of $660 million with a Net Debt to full year EBITDA ratio of 0.6 enabling significant continuing investment

•	Strong subscriber growth with total subscribers at 23 million, an increase of 56% compared to the end of Q4 2006

•	3.4 million net new total subscribers in Q4 2007

•	Total mobile minutes increased by 73% for the three months ended December 31, 2007 from the same quarter in 2006 and prepaid minutes increased by 89% in the same period

•	The Board is recommending a special dividend of $2.40 a share, payable after the AGM

REVIEW OF OPERATIONS

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2007

Total revenues for the three months ended December 31, 2007 were $768.2 million, an increase of 41% from the fourth quarter of 2006 excluding discontinued operations.  The Central American market produced a 31% increase in revenues from $250.9 million for the fourth quarter of 2006 to $329.2 million for the fourth quarter of 2007.  Quarterly growth continues to be strong following the introduction of per-second billing in February 2007 which has driven strong subscriber growth.

Revenues for South America were $239.3 million, up 47% from the fourth quarter of 2006.  The strongest revenue growth for the region was recorded in Paraguay, which saw a 58% increase due to the growth in value-added services, which today account for 31% of Paraguay’s recurring revenue.  Bolivia and Paraguay have benefited from the introduction of e-PIN and per-second billing which have led to stronger ARPUs.

Revenues for Africa in the fourth quarter were $145.2 million compared to $92.4 million in the fourth quarter of 2006, representing an increase of 57%.  Millicom continues to deliver good revenue growth in Africa through increased capex to expand the networks.  DRC and Chad, which are still in the start-up phase, reported top line growth in excess of 100%, as did Sierra Leone.  Revenue growth for Tanzania was 62% and for Ghana and Senegal it was 41% and 43% respectively.

Revenues for Asia for the fourth quarter grew by 43% year on year to $55 million with Cambodia, Laos and Sri Lanka growing by 48%, 52% and 31%, respectively.

The Group EBITDA for the three months ended December 31, 2007 was $307 million, a 34% increase from the fourth quarter of 2006.  Central America recorded growth in EBITDA of 28% from the fourth quarter of 2006 to $167.7 million and South America was up by 54% for the same period to $75.3 million.  EBITDA for Africa increased by 34% to $44.0 million.  EBITDA for Asia was $20.4 million, a 27% increase from the fourth quarter of 2006.

The Group EBITDA margin for the fourth quarter of 2007 was 40% compared to 42% for the fourth quarter of 2006.  Central and South America recorded EBITDA margins of 51% and 31% respectively.  The South American EBITDA margin was impacted by the lower than average fourth quarter margin in Colombia Movil of 16%.  For Africa, the EBITDA margin was 30%, and for Asia it was 37%.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007

Total revenues for the year ended December 31, 2007 were $2,630.6 million, an increase of 67% over 2006.    Revenues for Central America were $1,149.4 million, an increase of 44%, and for South America revenues were up 152% to $809.9 million driven by the strong top line growth in Colombia since the launch of Tigo in November 2006.  Excluding Colombia, year on year revenue growth in South America was 57%.  Revenues for Africa were $476.6 million, increasing by 53%.  In Asia revenues were $194.8 million, up 33% year on year.

EBITDA was $1,113.9 million for the year to December 31, 2007, an increase of 55% over 2006.  EBITDA for Central America for the year increased by 46% to $608.1 million and for South America, EBITDA increased by 134% to $276.9 million, or by 74% excluding Colombia.  Africa recorded a 22% increase to $149.6 million for the year and EBITDA for Asia was $79.6 million, up 30% year on year.

The Group EBITDA margin for the year to December 31, 2007 was 42%, for Central America it was 53%, for South America 34%, for Africa 31% and for Asia 41%.

Total mobile minutes increased by 83% for the year to December 31, 2007 compared with 2006.

SUBSCRIBER GROWTH

In the fourth quarter of 2007 Millicom’s worldwide operations in Latin America, Africa and Asia added 3,402,891 net new total mobile subscribers.

At December 31, 2007, Millicom’s total mobile subscriber base increased by 56% to 23,354,565 subscribers from 14,945,445 as at December 31, 2006.  Particularly significant year on year percentage increases were recorded in the Democratic Republic of Congo (986%), Sierra Leone (147%), Honduras (88%), Chad (73%), and Ghana (67%).  Millicom’s attributable subscriber base increased to 19,853,015 as at December 31, 2007 from 12,840,568 as at December 31, 2006, an increase of 55%.

Prepaid subscribers accounted for 96% or 22,357,879 of the total mobile subscribers reported at the end of the fourth quarter.

SUBSEQUENT EVENTS

•
In January 2008 Millicom completed the early Redemption of its US$200,000,000 4% Convertible Bonds due 2010 as was permitted under the agreement.  The total number of Millicom shares outstanding following the conversion was 108,050,731.

COMMENTS ON FINANCIAL STATEMENTS

•
The acquisition of Colombia Movil has impacted many areas of the financial statements for the year, with particularly major impacts on the revenues, EBITDA, subscriber numbers, depreciation, and Capex.  In the fourth quarter, Colombia recorded a deferred tax benefit of $86m for the net operating losses assumed as part of this acquisition and the losses incurred since the acquisition date.  As mandated by IFRS, Millicom reduced the carrying value of goodwill for the portion of the deferred tax benefit related to the net operating losses assumed as part of the acquisition.  The reduction to goodwill was $24m and was recorded as a write down of assets impacting operating profit.

•	The depreciation charge in 2007 is substantially higher than in 2006 due to higher capital expenditures and the impact of the Colombia Movil acquisition.

•
Millicom repurchased $90m face value of the 10% Senior Notes during 2007.  The difference between the amounts paid and carrying value of the Notes totalling $5m has been included in other non-operating expense, partially offsetting the positive exchange rate movements also recorded in this account.  Millicom has the right to redeem the balance of the 10% Senior Notes in December 2008 and decided in the fourth quarter to exercise this option at that time.  Accordingly, the balance of the amortised cost of the 10% Notes and the 5% premium to redeem the Notes before maturity have been accrued in accordance with this planned early redemption.  This has resulted in higher interest expense of $31m in the fourth quarter.

•
The 10% Senior Notes have been classified as short-term debt at December 31, 2007 following the decision to redeem the Notes in December 2008.  The 4% Convertible Bonds also have been classified as short-term debt at December 31, 2007 due to the decision announced on December 21, 2007 to redeem the Bonds early.

•	The increase in property, plant and equipment (PPE) from December 31, 2006 is primarily a result of the higher capex levels to greatly improve the quality and coverage of the networks.

•
Paktel Limited (Pakistan) was classified as an asset held for sale in the fourth quarter of 2006 and its assets have been segregated and shown on separate lines on the December 31, 2006 balance sheet.  Paktel was sold to China Mobile Communications Corporation in the first quarter of 2007.  Paktel, Pakcom, Vietnam and Peru have all been classified as discontinued operations in the financial statements and, accordingly, the current and prior year results have been amended to show these operations within a single line on the consolidated statements of profit and loss.

OTHER INFORMATION

The amounts in the consolidated statements of profit and loss for the quarters and years ended December 31, 2007 and 2006, the consolidated balance sheets as at December 31, 2006 and 2007, the condensed consolidated statements of cash flows for the years ended December 31, 2007 and 2006 and the condensed consolidated changes in equity for the years ended December 31, 2007 and 2006 are determined in accordance with the principles of International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the first quarter of 2008 will be published on April 22, 2008.

Luxembourg, February 13, 2008.

Marc Beuls, President & Chief Executive Officer
David Sach, Chief Financial Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 287 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone: +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 14.00 UK / 15.00 CET / 09.00 EDT, on Wednesday, February 13, 2008.  The dial-in numbers are: +44 (0)20 7806 1956, +46 (0)8 5352 6407 or +1 718 354 1388 and the passcode is 8417299.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441  or +1 718 354 1112, access code: 8417299#.

APPENDICES

•	Consolidated statements of profit and loss for the three months ended December 31, 2007 and 2006

•	Consolidated statements of profit and loss for the years ended December 31, 2007 and 2006

•	Consolidated balance sheets as at December 31, 2007 and 2006

•	Condensed consolidated statements of cash flows for the years ended December 31, 2007 and 2006

•	Condensed consolidated statements of changes in equity for the years ended December 31, 2007 and 2006

•	Quarterly analysis by cluster

•	Total subscribers and market position by country

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended December 31, 2007 and 2006

	Quarter ended	Quarter ended
	Dec 31, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	768,203	543,781

Operating expenses

Cost of sales (excluding depreciation and amortization)	(201,175)	(152,354)

Sales and marketing	(159,321)	(95,646)

General and administrative expenses	(100,407)	(68,858)

Other operating income	-	2,268

EBITDA	307,300	229,191

Corporate costs	(16,971)	(9,970)

Stock compensation	(4,533)	(3,419)

Loss on disposal /Write down of assets, net	(26,467)	(5,662)

Gain from sale of subsidiaries and joint ventures, net	-	2,263

Depreciation and amortization	(105,422)	(86,693)

Operating profit	153,907	125,710

Interest expense	(72,489)	(44,285)

Interest and other financial income	14,378	15,054

Other non-operating, net	9,835	2,198

Profit from associated companies	1,419	511

Profit before taxes from continuing operations	107,050	99,188

Taxes	35,184	(41,651)

Profit before discontinued operations and minority interest	142,234	57,537

Result from discontinued operations	-	(18,832)

Minority interest	(29,488)	11,190

Net profit for the period	112,746	49,895

Basic earnings per common share (US$)	1.11	0.50

Weighted average number of shares outstanding in the year (in thousands)	101,732	100,650

Profit for the period used to determine diluted earnings per common share	116,950	49,895

Diluted earnings per common share (US$)	1.08	0.49

Weighted average number of shares and potential dilutive shares outstanding in the year (in thousands)	108,269	101,759

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the years ended December 31, 2007 and 2006

	Year ended	Year ended
	Dec 31, 2007	Dec 31, 2006
	(Unaudited)
	US$’000	US$’000

Revenues	2,630,614	1,576,100

Operating expenses

Cost of sales (excluding depreciation and amortization)	(689,634)	(433,878)

Sales and marketing	(489,327)	(246,591)

General and administrative expenses	(337,795)	(182,519)

Other operating income	-	4,036

EBITDA	1,113,858	717,148

Corporate costs	(49,591)	(37,613)

Stock compensation	(19,228)	(12,850)

Loss on disposal /Write down of assets, net	(27,173)	(4,455)

Gain from sale of subsidiaries and joint ventures, net	-	8,099

Depreciation and amortization	(354,940)	(229,041)

Operating profit	662,926	441,288

Interest expense	(194,440)	(123,969)

Interest and other financial income	56,384	36,385

Other non-operating, net	10,172	(1,186)

Profit from associated companies	4,400	1,483

Profit before taxes from continuing operations	539,442	354,001

Taxes	(87,077)	(118,205)

Profit before discontinued operations and minority interest	452,365	235,796

Result from discontinued operations	258,619	(75,813)

Minority interest	(13,842)	8,964

Net profit for the year	697,142	168,947

Basic earnings per common share (US$)	6.90	1.68

Weighted average number of shares outstanding in the year (in thousands)	101,088	100,361

Profit for the year used to determine diluted earnings per common share	713,782	168,947

Diluted earnings per common share (US$)	6.61	1.67

Weighted average number of shares and potential dilutive shares outstanding in the year (in thousands)	108,047	101,371

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2007 and 2006

	Dec 31,	Dec 31,
	2007	2006
	(Unaudited)
	US$’000	US$’000
Assets

Non-current assets

Intangible assets, net	467,502	482,775

Property, plant and equipment, net	2,066,122	1,267,159

Investments in associates	11,234	6,838

Financial assets:

Pledged deposits	6,020	4,512

Other	13,835	21,713

Deferred taxation	97,544	3,706

Total non-current assets	2,662,257	1,786,703

Current assets

Financial assets:

Pledged deposits	8,233	45,402

Inventories	82,893	54,245

Trade receivables, net	223,579	185,455

Amounts due from joint ventures and joint venture partners	65,348	37,346

Amounts due from other related parties	-	1,221

Prepayments and accrued income	71,175	58,429

Current tax assets	8,982	4,916

Advances to Capex suppliers	76,514	55,080

Other current assets	40,248	28,432

Cash and cash equivalents	1,174,597	656,692

Total current assets	1,751,569	1,127,218

Assets held for sale	-	407,073

Total assets	4,413,826	3,320,994

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2007 and 2006

	Dec 31 2007	Dec 31 2006
	(Unaudited)
	US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 102,428,260 shares as of December 31, 2007)	417,352	372,526

Other reserves	45,557	2,966

Accumulated profits / (losses) brought forward	127,856	(39,565)

Net Profit for the year	697,142	168,947

	1,287,907	504,874

Minority Interest	80,429	77,514

Total equity	1,368,336	582,388

Liabilities
Non-current liabilities

Debt and other financing:

10% Senior Notes	-	538,673

4% Convertible Notes – Debt component	-	171,169

Other debt and financing	945,206	649,153

Other non-current liabilities	55,601	49,353

Deferred taxation	42,414	34,368

Total non-current liabilities	1,043,221	1,442,716
Current liabilities

Debt and other financing:

10% Senior Notes	479,826	-

4% Convertible Notes – Debt component	178,940	-

Other debt and financing	230,319	134,661

Capex accruals and payables	460,533	276,850

Other trade payables	238,252	151,454

Amounts due to joint ventures and joint venture partners	60,914	32,017

Amounts due to other related parties	1,475	5,184

Accrued interest and other expenses	128,426	113,316

Current tax liabilities	82,028	89,077

Other current liabilities	141,556	99,292

Total current liabilities	2,002,269	901,851

Liabilities directly associated with assets held for sale	-	394,039

Total liabilities	3,045,490	2,738,606

Total equity and liabilities	4,413,826	3,320,994

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the years ended December 31, 2007 and 2006

	Dec 31, 2007	Dec 31, 2006
	(Unaudited)
	US$’000	US$’000

EBITDA	1,113,858	717,148

Corporate costs	(49,591)	(37,613)

Movements in working capital	46,930	16,626

Net cash provided by operating activities before interest and taxes	1,111,197	696,161

Interest expense paid	(151,604)	(109,119)

Interest received	55,836	29,077

Taxes paid	(164,896)	(100,599)

Net cash provided by operating activities	850,533	515,520

Cash used by investing activities	(846,513)	(526,573)

Cash provided by financing activities	244,913	136,232

Net cash from continuing operations	248,933	125,179

Cash transferred to assets held for sale	-	(7,135)

Cash provided / (used) by discontinued operations	260,904	(60,488)

Cash effect of exchange rate changes	8,068	2,569

Net increase in cash and cash equivalents	517,905	60,125

Cash and cash equivalents, beginning	656,692	596,567
Cash and cash equivalents, ending	1,174,597	656,692

Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the years ended December 31, 2007 and 2006

	Dec 31, 2007	Dec 31, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Equity as at January 1	582,388	333,784

Profit for the year	697,142	168,947

Stock compensation	19,228	12,850

Fair value adjustment on financial assets	-	(3,308)

Shares issued via the exercise of stock options	32,788	14,227

Shares issued via the payment of bonuses	1,000	-

Other shares issued	838	-

Conversion of 4% Convertible Bonds	888	-

Movement in currency translation reserve	31,149	12,553

Minority interest	2,915	43,335
Equity as at December 31	1,368,336	582,388

Millicom International Cellular S.A.
Quarterly analysis by cluster
(Unaudited)

						Increase
	Q4 07	Q3 07	Q2 07	Q1 07	Q4 06	Q4 06 to Q4 07

Revenues (US$’000) (1)

Central America	329,214	300,159	270,520	249,475	250,866	31%
South America	239,253	214,795	188,424	167,409	162,344	47%
Africa	145,223	121,726	106,425	103,219	92,405	57%
Asia(1)	54,513	49,680	47,981	42,598	38,166	43%
Total Revenues	768,203	686,360	613,350	562,701	543,781	41%

Discontinued operations	-	-	-	6,130	12,124

EBITDA (US$’000) (1)

Central America	167,707	161,061	143,053	136,326	131,431	28%
South America	75,253	79,827	65,717	55,793	48,856	54%
Africa	43,969	33,676	33,383	38,537	32,831	34%
Asia(1)	20,371	21,416	20,348	17,421	16,073	27%
Total EBITDA	307,300	295,980	262,501	248,077	229,191	34%

Discontinued operations	-	(211)	741	422	(3,610)

Total mobile subs at end of period(1)

Central America	8,824,924	7,404,211	6,706,098	5,917,914	5,164,167	71%
South America	5,892,726	5,304,712	4,855,446	4,519,945	4,329,973	36%
Africa	5,672,177	4,618,204	3,954,080	3,809,185	3,425,680	66%
Asia	2,964,738	2,624,547	2,451,369	2,268,434	2,025,625	46%
Total	23,354,565	19,951,674	17,966,993	16,515,478	14,945,445	56%

Attributable mobile subs at end of period(1)

Central America	6,192,972	5,214,233	4,732,442	4,179,295	3,645,886	70%
South America	5,892,726	5,304,712	4,855,446	4,519,945	4,329,973	36%
Africa	5,489,668	4,443,865	3,793,573	3,659,047	3,286,083	67%
Asia	2,277,649	2,027,815	1,905,145	1,775,377	1,578,626	44%
Total	19,853,015	16,990,625	15,286,606	14,133,664	12,840,568	55%

(1)	Excludes discontinued operations.

Millicom International Cellular S.A.
Total subscribers and market position by country
(Unaudited)

Country and Equity Holding		Country Population (millions) (i)	MIC Market Position(ii)	Total Subscribers(iii)
				Q4 07	Q4 06	y-o-y Growth
Central America
El Salvador	(100.0%)	7	1 of 5	2,217,560	1,387,395	60%
Guatemala	(55.0%)	13	1 of 3	3,681,405	2,223,059	66%
Honduras	(66.7%)	7	1 of 3	2,925,959	1,553,713	88%
				8,824,924	5,164,167	71%
South America
Bolivia	(100.0%)	9	2 of 3	1,055,823	936,374	13%
Colombia	(50.0% + 1 share)	44	3 of 3	2,769,884	2,120,284	31%
Paraguay	(100.0%)	7	1 of 4	2,067,019	1,273,315	62%
				5,892,726	4,329,973	36%
Africa
Chad	(87.5%)	10	2 of 2	323,356	186,700	73%
DRC	(100.0%)	66	3 of 4	546,500	50,337	986%
Ghana	(100.0%)	23	2 of 4	2,023,091	1,211,904	67%
Mauritius	(50.0%)	1	2 of 3	365,018	279,193	31%
Senegal	(100.0%)	13	2 of 2	1,118,505	894,617	25%
Sierra Leone	(100.0%)	6	4 of 4	104,029	42,055	147%
Tanzania	(100.0%)	39	3 of 5	1,191,678	760,874	57%
				5,672,177	3,425,680	66%
Asia
Cambodia	(58.4%)	14	1 of 4	1,652,649	1,075,162	54%
Laos	(74.1%)	7	3 of 4	130,512	87,228	50%
Sri Lanka	(100.0%)	21	2 of 4	1,181,577	863,235	37%
				2,964,738	2,025,625	46%

Total Subscribers				23,354,565	14,945,445	56%

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect
(iii)
Millicom has a policy of reporting only those subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers only those that have already started generating revenues